August 31, 2018

TAHOE REPORTS PROTEST AT LA ARENA

VANCOUVER, British Columbia – August 31, 2018 – Tahoe Resources Inc. (“Tahoe” or the “Company”) (TSX: THO, NYSE: TAHO) reports that a group ranging from between 80-100 people from the nearby community of La Ramada, located about three kilometers to the southwest of the La Arena mine, has illegally trespassed onto the Company’s property, disrupted mining operations and demanded payment for the alleged impacts of mining operations to their community.

This protest is in response to recent meetings the Company has held with certain La Ramada residents who are demanding monetary compensation for the alleged impacts of dust and vibrations from blasting activities to their community. La Arena conducts extensive and regular monitoring of the impacts from the mine blasts, including community participatory monitoring exercises. The result of the ongoing monitoring demonstrates clear compliance with the law and the Environmental Quality Standards (ECA) set to protect the environment and communities.

To ensure the safety of our employees, contractors and members of the community, the Company has temporarily suspended mining operations, starting with the night shift on August 30, 2018 and ordered all workers to remain at home. Leaching activities continue normally at this time.

As a result of this illegal disruption, the Company has filed formal charges against the protest leaders for illegal trespass. The Company has also notified the police, the Ministry of Energy and Mines (MEM) as well as the Consejo de Ministros (PCM), who have a social unit to support with conflict resolution.

The Company remains willing to engage in a peaceful and constructive formal dialogue process with the La Ramada residents and has reaffirmed its commitment to continue its efforts to minimize the impacts of the operations on the community. The Company continues to work towards a formal dialogue process with the support of the Government in the appropriate setting.

About Tahoe Resources Inc.

Tahoe Resources is a mid-tier precious metals company with a diverse portfolio of mines and projects in Canada, Guatemala and Peru. Tahoe is led by experienced mining professionals dedicated to creating sustainable value for all of its stakeholders through responsible mining. The company is listed on the TSX (“THO”) and NYSE (“TAHO”) and is a member of the S&P/TSX Composite, the TSX Global Mining indices and the Russell 2000 on the NYSE.

For further information, please contact:

Alexandra Barrows, Vice President Investor Relations
Tahoe Resources
investors@tahoeresources.com
+1.775.448.5812

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CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This press release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the US Exchange Act, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements, other than statements of historical fact, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. Forward-looking statements include, but are not limited to, statements related to the resolution of the protest at La Arena and the Company’s future operation and production at the La Arena mine.

Forward-looking statements are based on certain assumptions and are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include the future effects of the discharge on the environment which cannot be assessed at this time, and any similar impact on operations at the La Arena mine. Assumptions, risks and uncertainties are discussed in more detail in our public filings available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by the Company, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. The Company does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except as, and to the extent required by, applicable securities laws.

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